SUB-ITEM 77M:  MERGERS
Pursuant to the Securities Act of 1933,
as amended, and the General Rules and
Regulations thereunder, a Registration
Statement on Form N-14, SEC File No. 333-
173522, was filed on April 15, 2011.
This filing relates to an Agreement and Plan of Reorganization whereby Federated Total
Return Bond Fund (Surviving Fund), a portfolio of Federated Total Return Series, Inc., acquired all of the assets of High Grade Bond
Portfolio (Acquired Fund), a portfolio of EquiTrust Series Fund, Inc., in exchange for shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired
Fund in complete liquidation and
termination of the Acquired Fund. As a result, effective July 15, 2011, each shareholder of the Acquired Fund became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Board of Trustees by an unanimous written consent signed on April 14, 2011 and was also approved by Acquired
Fund shareholders at a Special Meeting
held on July 14, 2011.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/
Proxy Statement filed with the SEC on May 25,
2011.